FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Avalon Advanced Materials Inc. (“Avalon” or the “Company”)
130 Adelaide Street West
Suite 1901
Toronto, ON M5H 3P5

Item 2	Date of Material Change

November 30, 2018.

Item 3	News Release

A news release was disseminated on December 3, 2018 through the facilities of Newsfile and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On November 30, 2018, Avalon closed a preferred security financing for gross proceeds of $500,000.

Item 5	Full Description of Material Change

On November 30, 2018, Avalon completed a $500,000 convertible security funding agreement ("Funding Agreement") with an entity managed by The Lind Partners (“Lind”), a New York based asset management firm.

The convertible security under the Funding Agreement has a two year term and will accrue a simple interest rate obligation of 10% on the amount funded that is prepaid and attributed to its face value upon issuance. Lind will be entitled to convert the convertible security commencing 180 days after execution of the Funding Agreement at a conversion price equal to the higher of (a) 80% of the five day trailing VWAP of the common shares prior to the date of conversion, and (b) the five day trailing VWAP of the shares prior to the date of conversion, less the maximum discount allowable in accordance with TSX rules. Avalon has floor price protection, such that if any conversion results in an effective conversion price of less than $0.05 per share, then the Company has the right to instead repay the amount that was subject to that conversion for a 5% premium. The Company also has the right to repurchase the convertible security at any time.

In conjunction with the closing of the convertible security, Lind received a commitment fee of $15,000 and 4,575,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.07 per common share until November 30, 2021.

Pursuant to Canadian securities laws, the securities issuable under this private placement will be subject to a hold period which expires on April 1, 2019. The proceeds from this private placement will be used for general working capital purposes.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Donald S. Bubar, President & Chief Executive Officer, (416) 364-4938.

Item 9	Date of Report

December 3, 2018.